August 19, 2009

Michael Moulton
Chief Financial Officer
Tamalpias Bancorp
630 Las Gallinas Ave.
San Rafael, CA 94903

      Re: **Tamalpias Bancorp**
              Form 10-K for Fiscal Period Ended December 31, 2008
              Form 10-Q for Fiscal Period Ended June 30, 2009
              File No. 000-50878

Dear Mr. Moulton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Allowance for Loan Losses, page 44

1.   In future filings, please revise your disclosure on page 45 to disclose gross charge-offs and recoveries of loans by major loan category. To the extent that you continue to experience material changes in your loan loss allowance and provisions, please provide this disclosure in your future interim filings as well. Refer to Item IV.A of Industry Guide 3.

2.	In future filings, please provide the allocation of the allowance for loan losses by major loan category along with the percentage of loans in each category to total loans. To the extent that you continue to experience material changes in your loan loss allowance and provisions, please provide this disclosure in your future interim filings as well. Refer to Item IV.B of Industry Guide 3.

Liquidity and Liability Management, page 52

3.	In future filings, beginning in your next Form 10-Q, please revise your liquidity disclosure to specifically state the total amount of your investment portfolio that is pledged as collateral for borrowings or the State of California's certificates of deposit. Revise your liquidity discussion to discuss the impact of the use of the investment securities portfolio as collateral on your available liquidity.

Consolidated Financial Statements
Note 2: Investment Securities, page 73

4.	In future filings, beginning in your next Form 10-Q, please provide and revise your future filings to disclose additional detail of the securities that comprise your Mortgage Backed Securities and Collateralized Mortgage Obligation portfolios. For example, specify the investment grade of the securities and whether these securities are collateralized by interest only, sub-prime or alt-a loans.

Note 22: Fair Value Measurements, page 98

5.	We note your disclosure that you obtain pricing for your investment securities portfolio "from a reputable third-party service provider, who may utilize valuation techniques that use current market-based or independently sourced parameters, such as bid prices, dealer-quoted prices, interest rates, benchmark yield curves, prepayment speeds, and credit spreads." Please tell us and revise your future filings to disclose the following:

	a.	Clarify specifically whether you utilize third party vendors to provide fair value data for the purposes of recording amounts related to your fair value measurements in the financial statements.

	b.	Disclose how you determine that the prices provided by third parties are appropriate. In this regard, please disclose how you gain an understanding of the models used and how you determine the reasonableness of the assumptions used.

	c.	Disclose whether you make any adjustments to the prices received.

       d. Disclose whether you have a process in place to validate the accuracy of the prices provided to you by the third party vendor.

6.   In future filings, please revise your disclosure to include a description of the models used to determine the fair value of your collateral dependent impaired loans. Similarly, please revise your future filings to include a description of the models used to determine the fair value of other real estate owned.

7.   Please clarify why your derivative financial liabilities constitute non-recurring fair value measurements. We note your disclosure on page 71 that all derivatives are measured and reported at fair value.

Note 23: Derivative Instruments and Hedging Activities, page 100

8.   On page 70, you disclose that your interest rate swaps qualify and are designated as fair value hedges. However, your disclosures on page 71 and in this footnote address only your cash flow hedge. Please revise your disclosure in your future filings to more clearly address your fair value hedges.

Form 10-Q for Fiscal Period Ended June 30, 2009
Note 9: Derivative Financial Instruments and Hedging Activities, page 15

9.   We note your disclosure on page 9 regarding your adoption of SFAS 161. In future filings beginning in your next Form 10-Q, please revise to address the disclosure requirements of SFAS 161.

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have questions relating to these comments.

                    Sincerely,

                    Kevin W. Vaughn
                    Branch Chief